GLAXOSMITHKLINE ACCEPTS SHARES IN TENDER OFFER
FOR SHARES OF PRAECIS PHARMACEUTICALS
AND COMMENCES SUBSEQUENT OFFERING PERIOD
London, UK — 7 February, 2007 — GlaxoSmithKline plc (GSK) announced today the expiration of the initial offering period of the tender offer by its wholly-owned subsidiary Pilgrim Acquisition Corporation (PAC) for all outstanding shares of common stock (including the associated preferred stock purchase rights) of PRAECIS PHARMACEUTICALS INCORPORATED (Nasdaq: PRCS). The initial offering period expired, as scheduled, at 12:00 midnight, New York City time, on Tuesday, February 6, 2007.
The depositary for the offer has advised GSK and PAC that, as of the expiration of the initial offering period, a total of approximately 8,438,685 PRAECIS shares were validly tendered to PAC and not withdrawn (including approximately 182,914 shares delivered through notices of guaranteed delivery), representing approximately 78.53% of the outstanding common stock of PRAECIS. These shares include 102,538 shares tendered by two wholly-owned subsidiaries of GSK. PAC has accepted for payment all PRAECIS shares that were validly tendered during the initial offering period.
GSK also announced that PAC has commenced a subsequent offering period for all remaining shares of PRAECIS common stock, to permit stockholders who have not yet tendered their shares the opportunity to do so. This subsequent offering period will expire at 5:00 p.m., New York City time, on Wednesday, February 14, 2007, unless further extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.
The same $5.00 per share price offered in the prior offering period will be paid during the subsequent offering period. All shares validly tendered during this subsequent offering period will be immediately accepted and payment will be made promptly after acceptance, in accordance with the terms of the offer. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure, and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offering period may not be withdrawn.
Pursuant to the terms of the previously announced merger agreement, GSK expects to effect a merger of PAC with and into PRAECIS. In the merger, PAC will acquire all other PRAECIS shares (other than those as to which holders properly exercise appraisal rights) at the same $5.00 per share price, without interest and less any required withholding taxes, that was paid in the tender offer. As a result of the merger, PRAECIS will become a wholly-owned subsidiary of GSK. GSK intends to complete the merger as soon as practicable. If, as a result of additional shares tendered and purchased in the subsequent offering period or otherwise, PAC becomes the owner of at least 90% of the outstanding PRAECIS shares, PAC will be able to effect the merger without the need for a meeting of PRAECIS stockholders. PRAECIS stockholders who continue to hold their shares at the time of the merger and fulfill certain other requirements of Delaware law will have appraisal rights in connection with the merger.

About GlaxoSmithKline plc
GlaxoSmithKline plc — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.
About PRAECIS
PRAECIS PHARMACEUTICALS INCORPORATED is a biopharmaceutical company focused on utilizing its proprietary technologies for the discovery and development of novel compounds that have the potential to address unmet medical needs or improve existing therapies. PRAECIS has a novel MetAP-2 inhibitor, PPI-2458, in clinical development for cancer indications, including non-Hodgkin’s lymphoma and solid tumors, an innovative drug discovery technology, DirectSelect™, which enables the generation and practical use of ultra-large libraries for the discovery of orally active compounds for drug development, and a research and development program aimed at identifying one or more selective S1P-1 agonist compounds to advance into clinical testing.
Cautionary statement regarding forward-looking statements
Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, investors are cautioned that any forward-looking statements or projections made by GSK, including those made in this press release, are subject to risks and uncertainties that may cause actual results or events to differ materially from those projected or anticipated. These statements are based on GSK’s current expectations and beliefs. Actual results or events could differ materially from the results or anticipated events implied by these statements. Factors that may cause or contribute to such differences include the risk that the conditions to the closing of the tender offer or the merger set forth in the merger agreement will not be satisfied; changes in both companies’ businesses during the period between now and the closing; obtaining regulatory approvals if required for the transaction; the successful integration of PRAECIS into GSK’s business subsequent to the closing of the acquisition; the ability to retain key management and technical personnel of PRAECIS; and other factors described in GSK’s Annual Report 2005 under ‘Risk Factors’ in the ‘Operating and Financial Review and Prospects’. GSK is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
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The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of PRAECIS. GSK and PAC have filed with the Securities and Exchange Commission a tender offer statement on Schedule TO, and have mailed an offer to purchase, forms of letter of transmittal and related documents to PRAECIS stockholders. PRAECIS has filed with the Securities and Exchange Commission, and has mailed to PRAECIS stockholders, a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. These documents contain (and any future amendments may contain) important information about the tender offer and stockholders of PRAECIS are urged to read them carefully. Stockholders of PRAECIS may obtain a free copy of these documents and other documents filed by PRAECIS or GSK with the Securities and Exchange Commission at the website maintained by the Securities and Exchange Commission at www.sec.gov or by contacting the information agent for the tender offer, The Proxy Advisory Group, LLC, at (212) 605-0510 or (800) 440-7435 (toll free). In addition, stockholders may obtain a free copy of these documents from GSK by contacting GSK at One Franklin Plaza (FP 2355), 200 N. 16th Street, Philadelphia, Pennsylvania 19102, attention: Corporate Legal, or from PRAECIS by contacting PRAECIS at 830 Winter Street, Waltham, Massachusetts 02451, attention: Investor Relations.

GSK Inquiries

US Media inquiries:	Nancy Pekarek	(215) 751 7709
	Mary Anne Rhyne	(919) 483 2839
	Patty Seif	(215) 751 7709

UK Media inquiries:	Phil Thomson	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	Gwenan White	(020) 8047 5502

US Analyst/ Investor inquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419

European Analyst/Investor inquiries:	Anita Kidgell	(020) 8047 5542
	Jen Hill	(020) 8047 5543
	David Mawdsley	(020) 8047 5564

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